EXHIBIT 99.1


                               PRESS RELEASE
          RESULTS OF EXIT OFFER BY INVENSYS HOLDINGS LTD ON BAAN COMPANY N.V. IN LIQUIDATIE

          On 17 June 2002 Invensys Holdings Ltd. announced its exit offer on all outstanding shares in Baan Company NV in liquidatie at an offer price of Euro 2.85 per share. The offering period commenced on 19 June and expired, after a four weeks extension, on Friday 16 August 2002.


          As per 16 August 2002, 25,907,716 shares, constituting 9.69% of the total outstanding share capital in Baan Company N.V. in liquidatie, were offered to and purchased by Invensys Holdings Ltd. under the exit offer. This brings the total number of Baan shares held by Invensys Holdings Ltd. as per 16 August 2002 at 245,127,609 shares, constituting
91.69 % of the total outstanding share capital in Baan Company N.V. in liquidatie.


          The exit offer is now closed and will not be further extended.


          Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 834 3529 for any further information.


          Invensys Plc                       Baan Company N.V. in liquidatie

          Invensys Holdings Ltd.